Exhibit 3.3

AMENDED AND RESTATED CERTIFICATE OF DESIGNATION

OF

AGENTIQ SPORTS 1 SERIES ESMERLYN VALDEZ RAMIREZ
(a Designated Series of Agentiq Sports 1 Series LLC)

In accordance with the Limited Liability Company Operating Agreement of Agentiq Sports 1 Series LLC, a Delaware series limited liability company (the “Company”), dated November 3, 2025 (the “Operating Agreement”), and upon the execution of this Amended and Restated Series Designation (this “Series Designation”) by the Company and Agentiq Sports, Inc., a Delaware corporation, in its capacity as Manager of the Company and of Agentiq Sports 1 Series Esmerlyn Valdez Ramirez, a designated series of the Company (the “Series”), this Series Designation shall be attached to, and deemed incorporated in its entirety into, the Operating Agreement. This Series Designation amends, restates, supersedes and replaces in its entirety the Series Designation of the Series originally adopted as of the Effective Date set forth below, and is made as of August 4, 2026. References to Sections and Articles set forth herein are references to Sections and Articles of the Operating Agreement, as in effect as of the Effective Date of the Series set forth below. Capitalized terms that are not defined herein shall have the meaning given to them in the Operating Agreement.

Name of Series:	Agentiq Sports 1 Series Esmerlyn Valdez Ramirez

Effective Date of Establishment:	July 14, 2026 (the “Effective Date”)

Effective Date of Amendment and Restatement:	August 4, 2026 (the “Amendment Effective Date”), which is the effective date of the Amended and Restated Brand Advisory Agreement. The establishment of the Series is not affected by this amendment and restatement, and the Series has been in existence continuously since the Effective Date.

Manager:	Agentiq Sports, Inc. is appointed as the Manager of the Series (the “Manager”) with effect from the Effective Date of the Series and shall continue to act as the Manager of the Series until the earlier of dissolution of the Series pursuant to Section 11.1(b) or removal or replacement pursuant to Section 4.4 or Article X.

Authorized Capital:	The Series is authorized to issue an unlimited number of Units of membership interest in the Series (the “Units”), in one or more offerings thereof. Each Unit is a single legal Unit and may be issued, purchased, held, transferred, converted, and recorded in increments of 0.01 Unit.

Series Asset:	The asset of the Series shall be comprised of all rights, title, and interest in and to that certain Amended and Restated Brand Advisory Agreement, dated as of August 4, 2026 (the “Brand Advisory Agreement”), by and among the Series, MagicMan 55 LLC, a Florida limited liability company (the “Client”), and Esmerlyn Valdez Ramirez, an individual, in his personal capacity (the “Player”), which amends and restates in its entirety the Brand Advisory Agreement, dated as of July 14, 2026, between the Series and the Player.

Unit Sales; Broker-Dealer:	The Manager is authorized to cause the Series to offer and sell Units on such terms and conditions, including price, quantity, and minimum investment amounts, as the Manager may determine in its sole discretion. The Manager may engage a broker-dealer to facilitate any such sale of Units and may cause the Series to pay such broker-dealer a commission from the gross proceeds raised from the sale of the Units, and may change or replace such broker-dealer at any time, from time to time, in its sole discretion.

Maintenance Fee:	In connection with each cash distribution by the Series to holders of Units, the Series shall pay to the Manager a maintenance fee (the “Maintenance Fee”) for the Manager’s management and administration of the Series, its business, its assets and the Brand Advisory Agreement. The Maintenance Fee shall equal two and one-half percent (2.5%) of the amount actually distributed in cash to holders of Units. For each cash distribution, the Manager shall determine the aggregate amount of cash legally available and designated to fund both the distribution to holders of Units and the related Maintenance Fee, determined before deduction of the Maintenance Fee (the “Aggregate Distribution Funding Amount”). The Aggregate Distribution Funding Amount shall be determined after payment of, or reservation for, all Operating Expenses and other deductions required under Section 7.1 of the Operating Agreement, other than the Maintenance Fee payable in connection with that distribution, and before deduction of that Maintenance Fee. After the Aggregate Distribution Funding Amount has been allocated in accordance with the provision captioned “Distributions” below, the amount actually distributed in cash with respect to each Unit shall equal the portion of the Aggregate Distribution Funding Amount allocated to that Unit divided by 1.025, and the Maintenance Fee attributable to that Unit shall equal two and one-half percent (2.5%) of the amount actually distributed in cash with respect to that Unit. The Maintenance Fee payable in connection with a cash distribution shall equal the aggregate of the amounts attributable to the Units under the preceding sentence and shall be paid contemporaneously with the related distribution. The Maintenance Fee shall be paid solely from, and not in addition to, the Aggregate Distribution Funding Amount. The Maintenance Fee shall be treated as an Operating Expense of the Series; provided, however, that it shall not reduce the Aggregate Distribution Funding Amount a second time. No Maintenance Fee shall accrue, become due or be payable except in connection with, and based on, an amount actually distributed in cash to holders of Units.

Negotiation Fee:	The Series shall pay to the Manager a one-time negotiation fee (the “Negotiation Fee”) in an amount not to exceed $113,000, which amount is inclusive of the Manager’s compensation and associated out-of-pocket costs and expenses described in this section and represents an amount equal to approximately four and seven-tenths percent (4.7%) of the $2,400,000 Guaranteed Portion of the Initial Advisory Payment payable by the Series to the Client, the Player or the Client Payment Designee under the Brand Advisory Agreement. The Negotiation Fee covers costs and expenses incurred in identifying, sourcing, structuring, negotiating, documenting and closing the Brand Advisory Agreement, including fees and expenses payable to any agent or intermediary of the Client or the Player and customary deal expenses such as travel and lodging, diligence and background checks, third-party research, legal and documentation costs and closing-related technology or data-room charges. Except as set forth below, the Negotiation Fee shall be payable from the gross proceeds of the offering. Notwithstanding the foregoing, if the aggregate gross proceeds raised in the next Unit offering do not exceed $2,020,398 (a “Minimum Offering Closing”), then the Negotiation Fee and any other fees owed or amounts otherwise payable to the Manager in connection with the offering shall not be payable in full at the closing of the offering but shall instead be deferred and paid over time from the revenues generated by the Series. In the event of a Minimum Offering Closing, such deferred amounts shall be paid to the Manager from the revenues of the Series (i) quarterly in arrears, promptly following the end of each fiscal quarter during which the Series generated revenues, (ii) in an amount equal to the lesser of (A) the aggregate unpaid deferred amount then outstanding and (B) fifty percent (50%) of the net revenues of the Series for such quarter (after payment of any Series expenses required to be paid from such revenues), and (iii) prior to any distributions to the holders of Units. For the avoidance of doubt, such deferred payment obligation shall not bear interest, and the Manager’s right to receive such deferred amounts shall be subordinate only to amounts owed to the Client, the Player or the Client Payment Designee under the Brand Advisory Agreement and other ordinary operating expenses of the Series required by law or contract to be paid in priority thereto.

Expense Reimbursement:	Subject to Section 6.3 of the Operating Agreement, the Manager may be reimbursed by the Series for operating expenses assumed or advanced by the Manager on behalf of the Series pursuant to an Operating Expense Reimbursement Obligation or as otherwise determined by the Manager in accordance with the Operating Agreement.

Manager and Affiliate Loans:	The Manager (or any affiliate thereof) is authorized, in its sole discretion, to make loans to the Series (including Operating Expense Reimbursement Obligations) on such terms, including interest, as the Manager determines, consistent with Article V, Section 5.1(a) and Article VI, Section 6.3 of the Operating Agreement.

Other Offerings; Side Letters:	With respect to any offering of Units other than an offering qualified under Regulation A under the Securities Act of 1933, as amended, the Manager may, on behalf of the Series and in its sole discretion, establish terms for such offering and enter into side letters or other written agreements with any investor or prospective investor. Terms for such offering may differ from terms applicable to any other offering, and any such side letter or other written agreement may establish terms applicable solely to one or more specified investors that differ from terms applicable to other investors. Any such offering terms, side letter or other written agreement may vary or waive the Maintenance Fee rate or any other fee or expense otherwise applicable to an investor in connection with its acquisition or ownership of, receipt of distributions with respect to, or disposition of Units acquired by that investor in such offering. Any investor-specific fee or expense variation or waiver shall apply solely to the applicable investor and solely with respect to Units acquired by that investor in the applicable offering and shall not constitute or modify any right, power, preference or privilege of any Unit under this Series Designation. No terms established pursuant to this provision shall otherwise modify the rights, powers, preferences or privileges of any Unit under this Series Designation or affect the rights of any investor to whom those terms do not apply.

Distributions:	Distributions of Free Cash Flow, if any, shall first be allocated among holders of outstanding Units pro rata in accordance with their respective Unit holdings, before deduction of any Maintenance Fee and before giving effect to any investor-specific variation or waiver of the Maintenance Fee. After giving effect to that allocation, the amount actually distributed in cash with respect to each Unit and the Maintenance Fee attributable to each Unit shall be determined in accordance with the provisions captioned “Maintenance Fee” and “Other Offerings; Side Letters” above. Subject to the foregoing, distributions shall be made in accordance with Article VII of the Operating Agreement. No distributions in kind of Series Assets shall be made.

Redemption:	Units are not redeemable.

Voting Rights:	As set forth in Article III.

Splits:	There shall be no subdivision of the Series Interests other than in accordance with Article III, Section 3.7

Transferability:	Units or portions of Units may not be transferred except in accordance with Article IV, including the provisions thereof governing ATS Transfers, and, except to the extent Article IV provides otherwise, subject to the consent of the Manager, which may be withheld in its sole discretion, and the Subscription Agreement.

Officers:	There shall initially be no specific officers, directors, or employees associated with the Series although the Manager may appoint officers of the Series from time to time, in its sole discretion

Governing Law:	This Series Designation shall be governed by and construed in accordance with the laws of the State of Delaware, as provided in the Operating Agreement.

No Other Rights:	Investors in the Units shall have no equity interest in the Company as a whole, no conversion, exchange, sinking fund, redemption, or appraisal rights, no preemptive rights to subscribe for any securities of the Series or the Company, and no preferential rights to distributions except as otherwise specified in the Operating Agreement.

Information Reporting:	As stated in Article VIII, Section 8.1(c).

Dissolution and Termination:	The Series shall terminate, and its affairs shall be wound up, upon the occurrence of any event set forth in Article XI.

Fiscal Year:	As stated in Article VIII, Section 8.2.

Amendment and Waiver:	This Series Designation may be amended, or any term hereof waived, in accordance with Article XII.

[Signature Page Follows]

IN WITNESS WHEREOF, the Manager has caused this Amended and Restated Series Designation to be duly executed as of the Amendment Effective Date.

MANAGER:

AGENTIQ SPORTS, INC.

By:	/s/ Zachary Kurtz
Name:	Zachary Kurtz
Title:	Chief Executive Officer